[BROCADE COMMUNICATIONS SYSTEMS, INC. LETTERHEAD]
March 13, 2008
Via EDGAR Transmission (and via facsimile)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Brocade Communication Systems, Inc.
Form 10-K for the fiscal year ended October 27, 2007
Filed December 21, 2007
Definitive Proxy Statement on Schedule 14A
Filed February 25, 2008
File No. 000-25601
Ladies and Gentlemen:
We respectfully submit this letter in response to the letter dated February 28, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael Klayko, Chief Executive Officer of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Form 10-K for the fiscal year ended October 27, 2007 filed on December 21, 2007 and Definitive Proxy Statement on Schedule 14A for its 2008 Annual Meeting of Stockholders filed on February 25, 2008 (the “Proxy Statement”).
In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.
Form 10-K for the Fiscal Year Ended October 27, 2007
Item 1. Business
Manufacturing, page 8
1.	You do not appear to have filed your manufacturing agreement with Sanmina. In your response letter, please analyze whether you are substantially dependent upon this agreement, and explain why you have not filed that agreement as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.
We previously analyzed whether our manufacturing agreement with Sanmina required disclosure under Section 601(b)(10)(ii)(B) of Regulation S-K and determined that it was not a material agreement requiring filing. We based our analysis on a number of factors, including the relative small size of manufacturing by Sanmina on behalf of Brocade compared to Brocade’s other contract

United States Securities and Exchange Commission
March 13, 2008

manufacturers; the specific products manufactured by Sanmina and the amount of Brocade’s revenue related to the products manufactured by Sanmina; the expectation that manufacturing volumes by Sanmina related to those products would lessen in the future as such products are replaced by new product offerings and ultimately reach end of life; and the availability of other contract manufacturers to step in and manufacture such products in the event the need arises. Based on the foregoing, we concluded that Brocade was not substantially dependent on the manufacturing agreement with Sanmina.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
2.	In future reports, please consider adding an overview to this section that would provide readers with management’s perspective on the business. An overview that includes a discussion of economic or industry wide-factors that management believes are relevant to your company would provide context for the detailed information concerning your historical results. By including such a section you could provide additional insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. Refer to SEC Release No. 33-8350.
We will take the Staff’s recommendations under consideration. We have discussed adding an overview in the past and will raise the topic for detailed discussion, and incorporate the Staff’s input, prior to the preparation of our next Quarterly Report on Form 10-Q.
3.	Please advise whether you considered including a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. We refer you to Item 303(a)(4) of Regulation S-K.
As of October 27, 2007, the Company did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K. In future Exchange Act filings, the Company will include a separate section to discuss off-balance sheet arrangements in the event that the Company does have any significant off-balance sheet arrangements.
Critical Accounting Policies, page 45
4.	We note that you have identified certain significant estimates and assumptions that you make when preparing your financial statements. Your discussion should also indicate the accuracy of the estimate or assumption in the past and how much the estimate or assumption has changed in the past. For instance, we note from your disclosure on page 38 that you

United States Securities and Exchange Commission
March 13, 2008

have revised certain estimates and assumptions related to facilities lease losses. Tell us how you considered the guidance in Section V of SEC Release No. 33-8350 in your disclosure.
We considered the guidance in Section V of SEC Release No. 33-8350 in our disclosure and have disclosed that there is uncertainty attached to the estimates or assumptions inherent in the application of GAAP, that our accounting estimates or assumptions bear the risk of change, and have identified the factors which may impact those estimates or assumptions. We acknowledge the Staff’s comment about revision of certain estimates and assumptions related to facilities lease loss reserve. We did not make any additional disclosures related to this estimate since, at the time of this filing, we did not believe that the underlying assumptions were highly uncertain or that future changes in this estimate were likely to have a material impact. In future filings, we will consider expanding our discussion of critical accounting estimates where appropriate and consistent with Section V of SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 61
5.	Please reconcile your revenue recognition policy with McDATA Corporation’s revenue recognition policy as disclosed on page 10 of their Form 10-Q for the quarterly period ended October 31, 2006, incorporated by reference into your Form 8-K/A filed April 16, 2007. In this regard, we note the following two examples:
•	Your disclosure indicates that revenue from sales to resellers are recognized using the sell-through method. This policy appears consistent with McDATA’s revenue recognition policy for configured products, however they appear to have been recognizing revenue from non-configured products and components at the time of shipment.

•	For multiple-element arrangements, you indicate that when applying the residual method, you allocate revenue to the undelivered elements based on VSOE and the residual revenue to the delivered element. It appears that McDATA allocated revenue to each element based on VSOE and the residual revenue to any remaining elements.
Describe in detail the reasons for retaining or conforming McDATA’s revenue recognition policies, including the nature of the arrangements and the similarities and differences between the product offerings. As applicable, tell us what consideration you gave to disclosing the impact of any change in accounting policy on your pro forma financial statements. To the extent that McDATA’s product offerings are new to Brocade, you should

United States Securities and Exchange Commission
March 13, 2008

consider updating your revenue recognition policy to include the policies used for such arrangements.
McDATA and Brocade sold similar products to similar customers. In addition, McDATA’s revenue recognition policies did not differ substantially from our own. As a result, we did not retain any of McDATA’s revenue recognition policies.
McDATA’s policy of recognizing revenue from non-configured products at the time of shipment to resellers has been conformed to Brocade’s policy of deferring revenue until the product is sold by the reseller (sell through). We believe disclosure in the pro forma financial statements of such change was not necessary as the amount of revenue from McDATA non-configured products sold to resellers was immaterial to the financial statements. For example, the difference in policies related to McDATA non-configured product revenue sold to master resellers resulted in a difference of less than 0.3% of total revenue for the past four quarters.
For multiple element arrangements, when applying the residual method, we report revenue in accordance with Statement of Position 97-2, as amended by Statement of Position 98-9. We do not believe a difference in policies exists between Brocade and McDATA for these types of transactions. We believe that both companies were allocating, and continue to allocate, revenue to each element in a multiple element arrangement based upon vendor-specific objective evidence (VSOE) of the fair value of the element or, if VSOE is not available for the delivered elements, by application of the residual method.
Note 3. Acquisitions
McDATA Corporation, page 64
6.	Provide us with your detailed calculation of the value of the shares issued as consideration for the acquisition of McDATA Corporation. Specifically, tell us the closing stock price(s) and date(s) used in your calculation of the purchase price for accounting purposes. In this regard, we note your disclosure on page 65 stating that the transaction was valued based on the closing stock price on January 26, 2007. However, it appears that the date the terms of the acquisition were agreed to and announced was August 8, 2006, based on your earnings release furnished as Exhibit 99.2 on Form 8-K filed August 8, 2006. Tell us how you considered the guidance in EITF 99-12 in your calculation.
The fair value of the equity portion of the purchase price was based on Brocade’s average stock price during the five days surrounding the deal announcement date. The average stock price used in the calculation was $5.16 per share. Brocade issued 120,205,110 common shares issued as consideration for acquisition. The total equity consideration was approximately $619.8 million.

United States Securities and Exchange Commission
March 13, 2008

We note it appears that the wrong date was stated in our 10-K filing, however, the correct date was used for the underlying calculation. We will correct the description of the valuation date in future Exchange Act filings.
Note 8. Convertible Subordinated Debt, page 74
7.	You do not appear to have filed a Form 15 with respect to McDATA’s 2.25% Convertible Subordinated Notes due 2010. Please tell us your analysis as to whether McDATA remains subject to Section 15(d) of the Securities Act with respect to the notes.
We believe that McDATA does not remain subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended.   A registration statement on Form S-3 (the “Registration Statement”) relating to the resale of McDATA’s 2.25% Convertible Subordinated Notes due 2010 (the “Notes”) and shares of McDATA Class A common stock issuable upon conversion of the Subordinated Notes was declared effective by the Commission in 2003.  Under Section 15(d) of the Exchange Act, the duty to file reports under Section 15(d) “shall be automatically suspended as to any fiscal year, other than the fiscal year within which such registration became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration relates are held of record by less than 300 persons.” (emphasis added).    Based on a list of holders provided to Brocade by the trustee under the indenture for the notes, as of January 31, 2007 (the end of McDATA’s fiscal year), October 27, 2007 (the end of Brocade’s fiscal year) and January 31, 2008, there were 10, 15 and 18 holders of record of the Notes, respectively.  In addition, all of McDATA’s common stock is owned by one holder, Brocade.  We therefore believe that the obligations of McDATA to file reports are (and have been) suspended under Section 15(d).
We intend to file a Form 15 pursuant to Rule 15d-6 to indicate that McDATA’s obligations to file reports related to the effectiveness of the Registration Statement have been suspended.
In addition, (A) the Notes became convertible into Brocade common stock pursuant to the terms of the supplemental indenture, entered into in connection with Brocade’s acquisition of McDATA, (B) Brocade has executed a parent guaranty of McDATA’s obligations, permitting Brocade to issue shares upon conversion of the Note under the exemption contained in Section 3(a)(9) of the Securities Act of 1933, as amended, and (C) all of the Notes are eligible to be sold freely under Rule 144 of the Securities Act and the registration rights of the holders of the Notes have terminated.  We therefore intend to file a post-effective amendment to the Registration Statement to terminate the registration of the Notes and the underlying McDATA Class A common stock.

United States Securities and Exchange Commission
March 13, 2008

Definitive Proxy Statement on Schedule 14A
Executive Compensation and Other Matters
Annual Cash Incentives, page 31
8.	We note that you have not provided a quantitative discussion of the company and individual performance targets that must be achieved in order for your named executive officers to earn their annual cash incentives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In this regard, we note your disclosure on page 31 that “target levels were set at levels that the [Compensation] Committee believed were difficult to achieve” and that, given the inherent uncertainty of the Company’s actual financial performance and individual executive performance, you “are unable to more precisely quantify the probability that target performance...would be achieved.” In discussing how difficult it will be for the executive or how likely it will be for the Company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please advise.
We acknowledge the Staff’s comments and will endeavor to provide additional detail regarding the level of difficulty to achieve the target levels in our future proxy filings. In this regard, we plan to add further explanation regarding the anticipated level of difficulty, or ease, of achieving key elements underlying the annual cash incentives, such as the likelihood of satisfying target revenue and operating metrics and the reasons underlying such belief. For example, it is believed that the target levels would be difficult to achieve because meeting the revenue goals would require the Company’s revenue growth to exceed estimated growth rates in our primary or target markets. Also, to the extent that we determine that historical results might also be useful in helping describe the likelihood of achieving future payouts, we would consider including such additional detail should the metrics remain similar from one year to the next in the future. We will also provide more details regarding the applicable qualitative goals. While the individual goals are specific and unique to each individual named executive officer and we believe that disclosure of such detailed goals would pose a reasonable risk of competitive harm, we will seek to add more explanation regarding such goals and the likelihood of achieving such goals.

United States Securities and Exchange Commission
March 13, 2008

Additionally, at the Staff’s request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 333-8149 or Tyler Wall, Vice President, General Counsel and Corporate Secretary at 408-333-5547 or by facsimile to (408) 333-5630. Thank you for your assistance.
Sincerely,
Brocade Communications Systems, Inc.

By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer and Vice President, Finance